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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                        Under the Securities Act of 1934

                          MOUNTAIN PROVINCE MINING INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    62426E402
                                 (CUSIP Number)

                              BRENDA B. TATTERSALL
                        LINE MANAGEMENT SERVICES LIMITED
                              57-63 LINE WALL ROAD
                                    GIBRALTAR
                                  011 350 79000

                                 with a copy to

                            MARY J. MULLANY, ESQUIRE
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 864-8631
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 14, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------------------------------------------------------------
1)    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group *
      (a)
            ------
      (b)
            ------

3)    SEC Use Only

4)    Source of Funds

            WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place of Organization

            GIBRALTAR
--------------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power
Beneficially Owned
By Each Reporting             12,391,362
Person With
                        --------------------------------------------------------
                         8)   Shared Voting Power

                              0
                        --------------------------------------------------------
                         9)   Sole Dispositive Power

                              12,391,362
                        --------------------------------------------------------
                        10)   Shared Dispositive Power

                              0
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            12,391,362
--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*                                             / /

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

            26.8%
--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)*

            CO
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2)    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            DERMOT DESMOND
------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group *
      (a)
           ------
      (b)
           ------
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds

            N/A
------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization

            IRELAND
--------------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power
Beneficially Owned
By Each Reporting             12,391,362
Person With
                        ------------------------------------------------------
                         8)   Shared Voting Power

                              0
                        ------------------------------------------------------
                         9)  Sole Dispositive Power

                              12,391,362
                        ------------------------------------------------------
                        10)  Shared Dispositive Power

                              0
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            12,391,362
--------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*                                              / /

--------------------------------------------------------------------------------
15)   Percent of Class Represented by Amount in Row (11)

            26.8%
------------------------------------------------------------------------------
16)   Type of Reporting Persons (See Instructions)*

            IN
--------------------------------------------------------------------------------
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ITEM 1.           SECURITY AND ISSUER.

      This Statement on Schedule 13D, Amendment No. 1 (this "Schedule 13D/A") amends and supplements the prior statement on Schedule 13D (the "Statement") filed by Bottin (International) Investments Limited ("Bottin") and Mr. Dermot Desmond, and relates to shares of common stock of Mountain Province Mining Inc., a British Columbia, Canada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1205-789 West Pender Street, Vancouver, British Columbia, Canada, V6C 1H2 A1.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 3 to read as follows:

      On November 14, 2000, Bottin acquired beneficial ownership of 2,086,151 shares of common stock of the Issuer in an open market purchase for an aggregate purchase price of CDN $1,063,797.01. Bottin made this purchase for cash from its current working capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Statement is hereby amended by deleting the two paragraphs thereof and replacing them with the following:

      Bottin beneficially owns, or is deemed to own, an aggregate of 12,391,362 shares of common stock of the Issuer (11,762,862 of the outstanding shares and warrants to purchase an additional 628,500 shares), which represents 26.8% of the outstanding common stock of the Issuer.

      Bottin has sole voting and dispositive power as to all of the 12,391,362 shares of common stock reported on this Schedule 13D/A. Mr. Desmond also has sole voting and dispositive power as to all such shares as a result of his ownership of Bottin.
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 21, 2000             BOTTIN (INTERNATIONAL)  INVESTMENTS
                                     LIMITED


                                    By:   /s/ Lesley A. Nuttall
                                          --------------------------------------
                                          Name: Lesley A. Nuttall
                                          Title:      Director


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 21, 2000             By:   /s/ Dermot Desmond
                                      ------------------------------------------
                                          Name: Dermot Desmond